UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

OVERSEAS SHIPHOLDING GROUP INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

690368105
(CUSIP Number)

Michael R. Mayberry
Senior Vice President - Legal
Continental Grain Company
277 Park Avenue
New York, NY 10172
Tel. No.:  (212) 207-5930
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

September 2, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690368105	Page 2 of 25 Pages

1	NAME OF REPORTING PERSON Continental Grain Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,248,373
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,248,373
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,248,373
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 690368105	Page 3 of 25 Pages

1	NAME OF REPORTING PERSON Paul J. Fribourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 189,315
	8	SHARED VOTING POWER 1,248,373
	9	SOLE DISPOSITIVE POWER 189,315
	10	SHARED DISPOSITIVE POWER 1,248,373
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,437,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 690368105	Page 4 of 25 Pages

1	NAME OF REPORTING PERSON Charles A. Fribourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,511
	8	SHARED VOTING POWER 1,255,431
	9	SOLE DISPOSITIVE POWER 97,511
	10	SHARED DISPOSITIVE POWER 1,255,431
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,352,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 690368105	Page 5 of 25 Pages

1	NAME OF REPORTING PERSON Michael J. Zimmerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,000
	8	SHARED VOTING POWER 1,248,373
	9	SOLE DISPOSITIVE POWER 17,000
	10	SHARED DISPOSITIVE POWER 1,248,373
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,265,373
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 690368105	Page 6 of 25 Pages

1	NAME OF REPORTING PERSON Celine Fribourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,058
	8	SHARED VOTING POWER 97,511
	9	SOLE DISPOSITIVE POWER 7,058
	10	SHARED DISPOSITIVE POWER 97,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,569
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 690368105	Page 7 of 25 Pages

Item 1.     Security and Issuer.

This Schedule 13D relates to shares of common stock (the “Common Stock”) of Overseas Shipholding Group Inc. (the “Issuer”).  The principal executive office and mailing address of the Issuer is 666 Third Avenue, New York, New York 10017.

Item 2.     Identity and Background.

This Schedule 13D is being jointly filed by the following entity and individuals (collectively, the “Reporting Persons”):

(i)	Continental Grain Company, a Delaware Corporation (“CGC”);
(ii)	Paul J. Fribourg, a natural person and citizen of the United States;
(iii)	Charles A. Fribourg, a natural person and citizen of the United States;
(iv)	Michael J. Zimmerman, a natural person and citizen of the United States; and
(v)	Celine Fribourg, a natural person and citizen of France.

The principal business of CGC is agribusiness and to make investments.  Mr. Paul J. Fribourg is the Chairman, Chief Executive Officer and President of CGC.  Mr. Charles A. Fribourg is a director of the Issuer, a director of CGC and Directeur General of Arlon Group (Europe) S.A. (formerly, Finagrain S.A.), a subsidiary of CGC.  Mr. Michael J. Zimmerman is a director of the Issuer and the Executive Vice President and Chief Financial Officer of CGC.  Mrs. Celine Fribourg is the spouse of Mr. Charles A. Fribourg.

The principal business address of the Reporting Persons and the executive officers and directors of CGC as set forth below is 277 Park Avenue, New York, NY 10172.  Each of the persons listed below is a citizen of the United States.

Executive Officers and Directors of CGC

Paul J. Fribourg	Chairman, Chief Executive Officer and President
Teresa E. McCaslin	Executive Vice President
David A. Tanner	Executive Vice President
Michael J. Zimmerman	Executive Vice President and Chief Financial Officer
Charles A. Fribourg	Director and Directeur General, Finagrain S.A., a subsidiary of Continental Grain Company
Gerald Rosenfeld	Director
Stephen R. Volk	Director
Morton I. Sosland	Director
Henry Kissinger	Director
James D. Wolfensohn	Director
Alan H. Fishman	Director
Jim P. Manzi	Director

During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

Each Reporting Person, other than CGC, purchased the shares of Common Stock directly owned by such person with personal funds.  CGC purchased the shares of Common Stock directly owned by it with cash on hand.  The aggregate purchase price paid by the Reporting Persons for their shares of Common Stock was $35,923,852.60.

Item 4.     Purpose of Transaction.

The information described in Item 3 is incorporated in this item by reference.  All the shares of Common Stock held by the Reporting Persons were acquired primarily for investment purposes.  Each of the Reporting Persons intends to

CUSIP No. 690368105	Page 8 of 25 Pages

monitor its investment in the Issuer on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests.  Each of the Reporting Persons may from time to time acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then beneficially owned by it, discuss the Issuer’s business, operations, or other affairs with the Issuer’s management, board of directors, shareholders or others, explore an extraordinary corporate transasction, such as a sale, reorganziation or liquidation involving the Issuer or take such other similar actions as such Reporting Person may deem appropriate.  Notwithstanding the foregoing, the Reporting Persons do not have any plans or proposals which relate to, or would result in, any one or more of the matters described in Item 4(a)-(j) of Schedule 13D.  Each Reporting Person does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

As directors of the Issuer, Mr. Charles A. Fribourg and Mr. Michael J. Zimmerman, who is also Chairman of the board of directors of the Issuer, may each have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in Item 4(a)-(j) of Schedule 13D.

 Item 5.    Interest in Securities of the Issuer.

All calculations of percentage ownership in this Schedule 13D are based on a total of 30,464,167 shares of Common Stock outstanding as of August 1, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 5, 2011.

CGC beneficially owns 1,248,373 shares of Common Stock (approximately 4.1% of the total number of shares of Common Stock outstanding). CGC has sole voting power to vote or to direct the vote of, and to dispose or to direct the disposition of, no shares of Common Stock, and the shared power to vote or direct the vote of, and to dispose or direct the disposition of, 1,248,373 shares of Common Stock.  CGC shares its power to vote or direct the vote of, and to dispose or direct the disposition of, 1,248,373 shares of Common Stock with Messrs. Paul J. Fribourg, Charles A. Fribourg and Michael J. Zimmerman.

Mr. Paul J. Fribourg personally owns 189,315 shares of Common Stock (less than 1% of the total number of shares of Common Stock outstanding). He has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 189,315 shares of Common Stock.  Mr. Paul J. Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by CGC by virtue of being the Chairman, Chief Executive Officer and President of CGC.  In addition, he is one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of his family that collectively control a majority interest in CGC. As a result, he may be deemed to beneficially own the shares directly owned by CGC.  Mr. Paul J. Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by CGC except to the extent of his pecuniary interest.

Mr. Charles A. Fribourg personally owns 97,511 shares of Common Stock (less than 1% of the total number of shares of Common Stock outstanding).  This amount includes his options to purchase 3,000 shares of Common Stock, which options are presently exercisable.  He has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 97,511 shares of Common Stock.  Mr. Charles A. Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by CGC by virtue of being a director of CGC.  He is also one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of his family that collectively control a majority interest in CGC. As a result, he may be deemed to beneficially own the shares directly owned by CGC.  He may also be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by his spouse, Mrs. Celine Fribourg.  Mr. Charles A Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by CGC and Mrs. Celine Fribourg except to the extent of his pecuniary interest.

Mr. Michael Zimmerman personally owns 17,000 shares of Common Stock (less than 1% of the total number of shares of Common Stock outstanding).  This amount includes his options to purchase 3,000 shares of Common Stock, which options are presently exercisable.  He has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 17,000 shares of Common Stock.  Mr. Zimmerman may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by CGC by virtue of being the Executive Vice President and Chief Financial Officer of CGC.  Mr. Zimmerman disclaims beneficial ownership with respect to the shares of Common Stock held directly by CGC except to the extent of his pecuniary interest.

Mrs. Celine Fribourg personally owns 7,058 shares of Common Stock (less than 1% of the total number of shares of Common Stock outstanding).  She has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 7,058 shares of Common Stock.  Mrs. Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by her spouse, Mr. Charles A. Fribourg.   Mrs. Celine Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by Mr. Charles A. Fribourg except to the extent of her pecuniary interest.

Except as set forth in Item 4 and on Schedule A, to the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

CUSIP No. 690368105	Page 9 of 25 Pages

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by of the Reporting Persons.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information described in Item 5 is incorporated in this item by reference.

Item 7.     Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 690368105	Page 10 of 25 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 12, 2011.

CONTINENTAL GRAIN COMPANY

By:	/s/ Michael J. Zimmerman
Name: Michael J. Zimmerman
Title: Executive Vice President and CFO

/s/ Paul J. Fribourg
Paul J. Fribourg

/s/ Charles A. Fribourg
Charles A. Fribourg

/s/ Michael J. Zimmerman
Michael J. Zimmerman

/s/ Celine Fribourg
Celine Fribourg

CUSIP No. 690368105	Page 11 of 25 Pages

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  September 12, 2011

CONTINENTAL GRAIN COMPANY

By:	/s/ Michael J. Zimmerman
Name: Michael J. Zimmerman
Title: Executive Vice President and CFO

/s/ Paul J. Fribourg
Paul J. Fribourg

/s/ Charles A. Fribourg
Charles A. Fribourg

/s/ Michael J. Zimmerman
Michael J. Zimmerman

/s/ Celine Fribourg
Celine Fribourg

CUSIP No. 690368105	Page 12 of 25 Pages

Schedule A

Date	Direct Owner	Buy or Sell	Shares	Price
09/02/2011	Paul J. Fribourg	B	10,700	$16.750
09/02/2011	Paul J. Fribourg	B	400	$16.745
09/02/2011	Paul J. Fribourg	B	800	$16.740
09/02/2011	Paul J. Fribourg	B	8,336	$16.500
09/02/2011	Paul J. Fribourg	B	874	$16.495
09/02/2011	Paul J. Fribourg	B	1,290	$16.490
09/02/2011	Paul J. Fribourg	B	1,300	$16.485
09/02/2011	Paul J. Fribourg	B	300	$16.480
09/02/2011	Paul J. Fribourg	B	7,810	$16.250
09/02/2011	Charles A. Fribourg	B	10,800	$16.750
09/02/2011	Charles A. Fribourg	B	700	$16.745
09/02/2011	Charles A. Fribourg	B	300	$16.740
09/02/2011	Charles A. Fribourg	B	100	$16.735
09/01/2011	Paul J. Fribourg	B	10,477	$17.250
09/01/2011	Paul J. Fribourg	B	200	$17.247
09/01/2011	Paul J. Fribourg	B	823	$17.245
09/01/2011	Paul J. Fribourg	B	100	$17.240
08/30/2011	CGC	B	300	$17.550
08/30/2011	CGC	B	400	$17.640
08/30/2011	CGC	B	39	$17.670
08/30/2011	CGC	B	461	$17.680
08/30/2011	CGC	B	300	$17.750
08/30/2011	CGC	B	100	$17.780
08/30/2011	CGC	B	700	$17.790
08/30/2011	CGC	B	200	$17.800
08/30/2011	CGC	B	300	$17.810
08/30/2011	CGC	B	900	$17.820
08/30/2011	CGC	B	500	$17.840
08/30/2011	CGC	B	100	$17.860
08/30/2011	CGC	B	1,100	$17.870
08/30/2011	CGC	B	500	$17.880
08/30/2011	CGC	B	100	$17.900
08/30/2011	CGC	B	500	$17.910
08/30/2011	CGC	B	1,000	$17.920
08/30/2011	CGC	B	500	$17.930
08/30/2011	CGC	B	500	$17.940
08/30/2011	CGC	B	600	$17.950
08/30/2011	CGC	B	100	$17.970
08/30/2011	CGC	B	1,700	$17.980
08/30/2011	CGC	B	1,057	$17.990
08/30/2011	CGC	B	4,143	$18.000
08/30/2011	CGC	B	200	$18.020
08/30/2011	CGC	B	1,100	$18.030
08/30/2011	CGC	B	700	$18.040
08/30/2011	CGC	B	800	$18.050
08/30/2011	CGC	B	400	$18.060
08/30/2011	CGC	B	900	$18.070
08/30/2011	CGC	B	1,400	$18.080
08/30/2011	CGC	B	1,800	$18.090
08/30/2011	CGC	B	1,900	$18.100
08/30/2011	CGC	B	400	$18.110
08/30/2011	CGC	B	600	$18.120

.

CUSIP No. 690368105	Page 13 of 25 Pages

08/30/2011	CGC	B	1,900	$18.130
08/30/2011	CGC	B	611	$18.140
08/30/2011	CGC	B	111	$18.150
08/30/2011	CGC	B	78	$18.170
08/30/2011	CGC	B	500	$18.210
08/30/2011	CGC	B	308	$18.220
08/30/2011	CGC	B	704	$18.230
08/30/2011	CGC	B	100	$18.240
08/30/2011	CGC	B	88	$18.250
08/30/2011	CGC	B	500	$18.280
08/30/2011	CGC	B	1,100	$18.290
08/30/2011	CGC	B	600	$18.300
08/30/2011	CGC	B	500	$18.310
08/30/2011	CGC	B	500	$18.350
08/30/2011	CGC	B	568	$18.360
08/30/2011	CGC	B	500	$18.370
08/30/2011	CGC	B	500	$18.390
08/30/2011	CGC	B	100	$18.430
08/30/2011	CGC	B	932	$18.440
08/30/2011	CGC	B	2,100	$18.450
08/30/2011	CGC	B	600	$18.480
08/30/2011	CGC	B	1,800	$18.500
08/30/2011	CGC	B	700	$18.510
08/30/2011	CGC	B	100	$18.520
08/30/2011	CGC	B	200	$18.530
08/30/2011	CGC	B	500	$18.540
08/30/2011	CGC	B	800	$18.555
08/30/2011	CGC	B	800	$18.560
08/30/2011	CGC	B	100	$18.565
08/30/2011	CGC	B	700	$18.570
08/30/2011	CGC	B	2,500	$18.580
08/30/2011	CGC	B	800	$18.590
08/30/2011	CGC	B	1,00	$18.610
08/30/2011	CGC	B	100	$18.630
08/30/2011	CGC	B	1,600	$18.640
08/30/2011	CGC	B	1,400	$18.650
08/30/2011	CGC	B	1,600	$18.660
08/30/2011	CGC	B	1,200	$18.670
08/30/2011	CGC	B	614	$18.700
08/30/2011	CGC	B	686	$18.720
08/30/2011	CGC	B	500	$18.730
08/30/2011	CGC	B	100	$18.750
08/26/2011	CGC	B	5,547	$15.000
08/25/2011	CGC	B	200	$15.285
08/25/2011	CGC	B	541	$15.290
08/25/2011	CGC	B	400	$15.300
08/25/2011	CGC	B	500	$15.310
08/25/2011	CGC	B	700	$15.320
08/25/2011	CGC	B	900	$15.330
08/25/2011	CGC	B	600	$15.340
08/25/2011	CGC	B	200	$15.350
08/25/2011	CGC	B	600	$15.355
08/25/2011	CGC	B	1,100	$15.360
08/25/2011	CGC	B	100	$15.370
08/25/2011	CGC	B	301	$15.380
08/25/2011	CGC	B	356	$15.390
08/25/2011	CGC	B	1,500	$15.400
08/25/2011	CGC	B	100	$15.410
08/25/2011	CGC	B	100	$15.415
08/25/2011	CGC	B	543	$15.420

CUSIP No. 690368105	Page 14 of 25 Pages

08/25/2011	CGC	B	1,000	$15.430
08/25/2011	CGC	B	1,500	$15.450
08/25/2011	Charles A. Fribourg	B	6,700	$15.000
08/25/2011	Charles A. Fribourg	B	200	$15.360
08/25/2011	Charles A. Fribourg	B	200	$15.370
08/25/2011	Charles A. Fribourg	B	500	$15.380
08/25/2011	Charles A. Fribourg	B	300	$15.390
08/25/2011	Charles A. Fribourg	B	200	$15.400
08/25/2011	Charles A. Fribourg	B	200	$15.410
08/25/2011	Charles A. Fribourg	B	100	$15.430
08/25/2011	Charles A. Fribourg	B	100	$15.440
08/25/2011	Charles A. Fribourg	B	300	$15.450
08/25/2011	Charles A. Fribourg	B	300	$15.460
08/25/2011	Charles A. Fribourg	B	100	$15.470
08/25/2011	Charles A. Fribourg	B	300	$15.480
08/25/2011	Charles A. Fribourg	B	1,300	$15.490
08/25/2011	Charles A. Fribourg	B	1,200	$15.500
08/25/2011	Charles A. Fribourg	B	900	$15.510
08/25/2011	Charles A. Fribourg	B	300	$15.520
08/25/2011	Charles A. Fribourg	B	900	$14.990
08/25/2011	CGC	B	17,679	$15.000
08/25/2011	CGC	B	300	$15.030
08/25/2011	CGC	B	12,716	$15.050
08/25/2011	CGC	B	400	$15.2175
08/25/2011	CGC	B	659	$15.2325
08/25/2011	CGC	B	200	$15.240
08/25/2011	CGC	B	200	$15.250
08/25/2011	CGC	B	100	$15.265
08/25/2011	CGC	B	1,400	$15.270
08/25/2011	CGC	B	400	$15.280
08/25/2011	CGC	B	400	$15.2825
08/22/2011	CGC	B	100	$15.335
08/22/2011	CGC	B	2,600	$15.340
08/22/2011	CGC	B	2,700	$15.350
08/22/2011	CGC	B	2,700	$15.360
08/22/2011	CGC	B	4,325	$15.370
08/22/2011	CGC	B	100	$15.375
08/22/2011	CGC	B	2,575	$15.380
08/22/2011	CGC	B	1,600	$15.390
08/22/2011	CGC	B	3,600	$15.400
08/22/2011	CGC	B	400	$15.410
08/22/2011	CGC	B	2,600	$15.420
08/22/2011	CGC	B	600	$15.430
08/22/2011	CGC	B	2,600	$15.440
08/22/2011	CGC	B	1,287	$15.450
08/22/2011	CGC	B	100	$15.455
08/22/2011	CGC	B	800	$15.460
08/22/2011	CGC	B	1,500	$15.465
08/22/2011	CGC	B	100	$15.470
08/22/2011	CGC	B	300	$15.4725
08/22/2011	CGC	B	500	$15.475
08/22/2011	CGC	B	1,400	$15.480
08/22/2011	CGC	B	4,800	$15.490
08/22/2011	CGC	B	300	$15.495
08/22/2011	CGC	B	2,713	$15.500
08/22/2011	CGC	B	100	$15.5075
08/22/2011	CGC	B	400	$15.510
08/22/2011	CGC	B	128	$15.520
08/22/2011	CGC	B	300	$15.5325
08/22/2011	CGC	B	72	$15.540

CUSIP No. 690368105	Page 15 of 25 Pages

08/22/2011	CGC	B	100	$15.150
08/22/2011	CGC	B	600	$15.160
08/22/2011	CGC	B	100	$15.175
08/22/2011	CGC	B	100	$15.180
08/22/2011	CGC	B	500	$15.190
08/22/2011	CGC	B	100	$15.1975
08/22/2011	CGC	B	700	$15.210
08/22/2011	CGC	B	100	$15.215
08/22/2011	CGC	B	700	$15.220
08/22/2011	CGC	B	1,000	$15.230
08/22/2011	CGC	B	100	$15.2325
08/22/2011	CGC	B	700	$15.240
08/22/2011	CGC	B	100	$15.245
08/22/2011	CGC	B	1,600	$15.250
08/22/2011	CGC	B	100	$15.255
08/22/2011	CGC	B	731	$15.260
08/22/2011	CGC	B	669	$15.270
08/22/2011	CGC	B	1,500	$15.280
08/22/2011	CGC	B	2,46	$15.290
08/22/2011	CGC	B	100	$15.295
08/22/2011	CGC	B	1,500	$15.300
08/22/2011	CGC	B	100	$15.305
08/22/2011	CGC	B	3,400	$15.310
08/22/2011	CGC	B	200	$15.315
08/22/2011	CGC	B	100	$15.3175
08/22/2011	CGC	B	2,600	$15.320
08/22/2011	CGC	B	100	$15.325
08/22/2011	CGC	B	3,640	$15.330
08/22/2011	Paul J. Fribourg	B	3,100	$15.000
08/22/2011	Paul J. Fribourg	B	100	$14.995
08/22/2011	Paul J. Fribourg	B	2,800	$14.990
08/22/2011	Paul J. Fribourg	B	100	$14.9825
08/22/2011	Paul J. Fribourg	B	1,700	$14.980
08/22/2011	Paul J. Fribourg	B	1,800	$14.970
08/22/2011	Paul J. Fribourg	B	600	$14.960
08/22/2011	Paul J. Fribourg	B	400	$14.950
08/22/2011	Paul J. Fribourg	B	700	$14.940
08/22/2011	Paul J. Fribourg	B	300	$14.930
08/22/2011	Paul J. Fribourg	B	800	$14.920
08/22/2011	Paul J. Fribourg	B	300	$14.910
08/22/2011	Paul J. Fribourg	B	600	$14.900
08/19/2011	CGC	B	300	$15.220
08/19/2011	CGC	B	200	$15.230
08/19/2011	CGC	B	500	$15.235
08/19/2011	CGC	B	303	$15.240
08/19/2011	CGC	B	200	$15.245
08/19/2011	CGC	B	4,515	$15.250
08/19/2011	Paul J. Fribourg	B	900	$15.330
08/19/2011	Paul J. Fribourg	B	1,400	$15.320
08/19/2011	Paul J. Fribourg	B	300	$15.350
08/19/2011	Paul J. Fribourg	B	500	$15.240
08/19/2011	Paul J. Fribourg	B	700	$15.260
08/19/2011	Paul J. Fribourg	B	500	$15.370
08/19/2011	Paul J. Fribourg	B	100	$15.355
08/19/2011	Paul J. Fribourg	B	599	$15.380
08/19/2011	Paul J. Fribourg	B	100	$15.340
08/19/2011	Paul J. Fribourg	B	1	$15.360
08/19/2011	Paul J. Fribourg	B	1,000	$15.310
08/19/2011	Paul J. Fribourg	B	200	$15.250
08/19/2011	Paul J. Fribourg	B	3,200	$15.290

CUSIP No. 690368105	Page 16 of 25 Pages

08/19/2011	Paul J. Fribourg	B	1,800	$15.270
08/19/2011	Paul J. Fribourg	B	100	$15.255
08/19/2011	Paul J. Fribourg	B	100	$15.275
08/19/2011	Paul J. Fribourg	B	1,000	$15.310
08/19/2011	Paul J. Fribourg	B	500	$15.300
08/18/2011	CGC	B	1	$16.390
08/18/2011	CGC	B	500	$16.500
08/18/2011	CGC	B	130	$16.510
08/18/2011	CGC	B	800	$16.520
08/18/2011	CGC	B	700	$16.530
08/18/2011	CGC	B	400	$16.540
08/18/2011	CGC	B	300	$16.550
08/18/2011	CGC	B	700	$16.560
08/18/2011	CGC	B	100	$16.566
08/18/2011	CGC	B	600	$16.570
08/18/2011	CGC	B	200	$16.580
08/18/2011	CGC	B	200	$16.590
08/18/2011	CGC	B	410	$16.600
08/18/2011	CGC	B	800	$16.610
08/18/2011	CGC	B	100	$16.620
08/18/2011	CGC	B	800	$16.630
08/18/2011	CGC	B	900	$16.640
08/18/2011	CGC	B	600	$16.650
08/18/2011	CGC	B	200	$16.660
08/18/2011	CGC	B	800	$16.670
08/18/2011	CGC	B	200	$16.680
08/18/2011	CGC	B	300	$16.690
08/18/2011	CGC	B	400	$16.700
08/18/2011	CGC	B	1,500	$16.710
08/18/2011	CGC	B	600	$16.720
08/18/2011	CGC	B	700	$16.730
08/18/2011	CGC	B	100	$16.735
08/18/2011	CGC	B	801	$16.740
08/18/2011	Paul J. Fribourg	B	1,1088	$16.210
08/18/2011	Paul J. Fribourg	B	1,000	$16.220
08/18/2011	Paul J. Fribourg	B	990	$16.230
08/18/2011	Paul J. Fribourg	B	7,495	$16.250
08/18/2011	Paul J. Fribourg	B	1,607	$16.240
08/18/2011	Paul J. Fribourg	B	1,000	$16.470
08/18/2011	Paul J. Fribourg	B	7,900	$16.500
08/18/2011	Paul J. Fribourg	B	100	$16.450
08/18/2011	Paul J. Fribourg	B	200	$16.440
08/18/2011	Paul J. Fribourg	B	100	$16.410
08/18/2011	Paul J. Fribourg	B	100	$16.420
08/18/2011	Paul J. Fribourg	B	100	$16.460
08/18/2011	Paul J. Fribourg	B	1,600	$16.490
08/18/2011	Paul J. Fribourg	B	100	$16.4825
08/18/2011	Paul J. Fribourg	B	800	$16.480
08/18/2011	Paul J. Fribourg	B	100	$16.485
08/18/2011	Paul J. Fribourg	B	2,132	$16.740
08/18/2011	Paul J. Fribourg	B	1,425	$16.730
08/18/2011	Paul J. Fribourg	B	1,000	$16.710
08/18/2011	Paul J. Fribourg	B	700	$16.670
08/18/2011	Paul J. Fribourg	B	1,200	$16.680
08/18/2011	Paul J. Fribourg	B	600	$16.660
08/18/2011	Paul J. Fribourg	B	300	$16.700
08/18/2011	Paul J. Fribourg	B	500	$16.650
08/18/2011	Paul J. Fribourg	B	400	$16.690
08/18/2011	Paul J. Fribourg	B	2,700	$16.750
08/18/2011	Paul J. Fribourg	B	43	$16.725

CUSIP No. 690368105	Page 17 of 25 Pages

08/18/2011	Paul J. Fribourg	B	400	$16.720
08/18/2011	Paul J. Fribourg	B	100	$16.600
08/18/2011	Paul J. Fribourg	B	100	$16.640
08/18/2011	Charles A. Fribourg	B	500	$16.100
08/18/2011	Charles A. Fribourg	B	500	$16.110
08/18/2011	Charles A. Fribourg	B	200	$16.115
08/18/2011	Charles A. Fribourg	B	900	$16.120
08/18/2011	Charles A. Fribourg	B	100	$16.125
08/18/2011	Charles A. Fribourg	B	100	$16.130
08/18/2011	Charles A. Fribourg	B	300	$16.135
08/18/2011	Charles A. Fribourg	B	1,400	$16.140
08/18/2011	Charles A. Fribourg	B	500	$16.145
08/18/2011	Charles A. Fribourg	B	1,000	$16.150
08/18/2011	Charles A. Fribourg	B	201	$16.155
08/18/2011	Charles A. Fribourg	B	1,100	$16.160
08/18/2011	Charles A. Fribourg	B	599	$16.165
08/18/2011	Charles A. Fribourg	B	600	$16.170
08/18/2011	Charles A. Fribourg	B	599	$16.175
08/18/2011	Charles A. Fribourg	B	601	$16.180
08/18/2011	Charles A. Fribourg	B	1,200	$16.190
08/18/2011	Charles A. Fribourg	B	600	$16.195
08/18/2011	Charles A. Fribourg	B	4,400	$16.200
08/17/2011	CGC	B	100	$16.940
08/17/2011	CGC	B	2,600	$16.950
08/17/2011	CGC	B	100	$16.951
08/17/2011	CGC	B	2,700	$16.960
08/17/2011	CGC	B	100	$16.965
08/17/2011	CGC	B	2,000	$16.970
08/17/2011	CGC	B	3,600	$16.980
08/17/2011	CGC	B	5,300	$16.990
08/17/2011	Paul J. Fribourg	B	2,000	$16.990
08/17/2011	Paul J. Fribourg	B	900	$17.000
08/17/2011	Paul J. Fribourg	B	1,700	$16.960
08/17/2011	Paul J. Fribourg	B	200	$16.980
08/17/2011	Paul J. Fribourg	B	200	$16.950
08/17/2011	Paul J. Fribourg	B	100	$16.965
08/17/2011	Paul J. Fribourg	B	700	$16.970
08/11/2011	CGC	B	500	$18.900
08/11/2011	CGC	B	784	$18.910
08/11/2011	CGC	B	500	$18.920
08/11/2011	CGC	B	1,100	$19.930
08/11/2011	CGC	B	1,100	$18.940
08/11/2011	CGC	B	2,000	$18.950
08/11/2011	CGC	B	500	$18.960
08/11/2011	CGC	B	900	$18.970
08/11/2011	CGC	B	900	$18.980
08/11/2011	CGC	B	2,000	$18.990
08/11/2011	CGC	B	4,300	$19.000
08/11/2011	CGC	B	2,902	$19.010
08/11/2011	CGC	B	600	$19.015
08/11/2011	CGC	B	2,300	$19.020
08/11/2011	CGC	B	1,798	$19.030
08/11/2011	CGC	B	533	$19.040
08/11/2011	CGC	B	1,300	$19.050
08/11/2011	CGC	B	1,000	$19.060
08/11/2011	CGC	B	267	$19.070
08/11/2011	CGC	B	400	$19.090
08/11/2011	CGC	B	400	$19.100
08/11/2011	CGC	B	500	$18.460
08/11/2011	CGC	B	300	$18.470

CUSIP No. 690368105	Page 18 of 25 Pages

08/11/2011	CGC	B	500	$18.510
08/11/2011	CGC	B	100	$18.520
08/11/2011	CGC	B	1,700	$18.530
08/11/2011	CGC	B	500	$18.550
08/11/2011	CGC	B	600	$18.560
08/11/2011	CGC	B	500	$18.650
08/11/2011	CGC	B	100	$18.670
08/11/2011	CGC	B	300	$18.680
08/11/2011	CGC	B	800	$18.690
08/11/2011	CGC	B	500	$18.700
08/11/2011	CGC	B	500	$18.710
08/11/2011	CGC	B	500	$18.720
08/11/2011	CGC	B	100	$18.730
08/11/2011	CGC	B	1,360	$18.750
08/11/2011	CGC	B	1,700	$18.760
08/11/2011	CGC	B	2,500	$18.770
08/11/2011	CGC	B	500	$18.780
08/11/2011	CGC	B	1,300	$18.800
08/11/2011	CGC	B	1,740	$18.820
08/11/2011	CGC	B	800	$18.830
08/11/2011	CGC	B	900	$18.840
08/11/2011	CGC	B	1,600	$18.850
08/11/2011	CGC	B	1,880	$18.860
08/11/2011	CGC	B	2,120	$18.870
08/11/2011	CGC	B	1,900	$18.880
08/11/2011	CGC	B	816	$18.890
08/11/2011	CGC	B	6,700	$17.300
08/11/2011	CGC	B	100	$17.920
08/11/2011	CGC	B	41	$17.940
08/11/2011	CGC	B	169	$17.950
08/11/2011	CGC	B	100	$17.960
08/11/2011	CGC	B	200	$17.970
08/11/2011	CGC	B	890	$17.980
08/11/2011	CGC	B	900	$17.990
08/11/2011	CGC	B	7,600	$18.000
08/11/2011	CGC	B	100	$18.010
08/11/2011	CGC	B	100	$18.020
08/11/2011	CGC	B	100	$18.030
08/11/2011	CGC	B	100	$18.040
08/11/2011	CGC	B	100	$18.065
08/11/2011	CGC	B	100	$18.070
08/11/2011	CGC	B	500	$18.080
08/11/2011	CGC	B	200	$18.110
08/11/2011	CGC	B	200	$18.150
08/11/2011	CGC	B	100	$18.160
08/11/2011	CGC	B	300	$18.180
08/11/2011	CGC	B	200	$18.220
08/11/2011	CGC	B	400	$18.230
08/11/2011	CGC	B	300	$18.240
08/11/2011	CGC	B	200	$18.280
08/11/2011	CGC	B	600	$18.290
08/11/2011	CGC	B	500	$18.300
08/11/2011	CGC	B	300	$18.310
08/11/2011	CGC	B	750	$18.450
08/11/2011	CGC	B	1,200	$16.960
08/11/2011	CGC	B	500	$16.980
08/11/2011	CGC	B	800	$16.990
08/11/2011	CGC	B	200	$17.020
08/11/2011	CGC	B	100	$17.040
08/11/2011	CGC	B	600	$17.050

CUSIP No. 690368105	Page 19 of 25 Pages

08/11/2011	CGC	B	400	$17.060
08/11/2011	CGC	B	5,300	$17.080
08/11/2011	CGC	B	100	$17.090
08/11/2011	CGC	B	100	$17.110
08/11/2011	CGC	B	800	$17.120
08/11/2011	CGC	B	100	$17.135
08/11/2011	CGC	B	400	$17.145
08/11/2011	CGC	B	7,400	$17.150
08/11/2011	CGC	B	900	$17.210
08/11/2011	CGC	B	400	$17.210
08/11/2011	CGC	B	200	$17.220
08/11/2011	CGC	B	200	$17.225
08/11/2011	CGC	B	947	$17.230
08/11/2011	CGC	B	453	$17.235
08/11/2011	CGC	B	799	$17.240
08/11/2011	CGC	B	201	$17.250
08/11/2011	CGC	B	400	$17.260
08/11/2011	CGC	B	500	$17.270
08/11/2011	CGC	B	400	$17.275
08/11/2011	CGC	B	1,800	$17.280
08/11/2011	CGC	B	1,900	$17.285
08/11/2011	CGC	B	1,200	$17.290
08/11/2011	CGC	B	100	$16.930
08/11/2011	CGC	B	200	$16.960
08/11/2011	CGC	B	300	$16.980
08/11/2011	CGC	B	322	$16.990
08/10/2011	CGC	B	100	$16.910
08/10/2011	CGC	B	100	$16.930
08/10/2011	CGC	B	400	$16.940
08/10/2011	CGC	B	100	$16.945
08/10/2011	CGC	B	400	$16.950
08/10/2011	CGC	B	398	$16.960
08/10/2011	CGC	B	300	$16.965
08/10/2011	CGC	B	700	$16.970
08/10/2011	CGC	B	1,100	$16.980
08/10/2011	CGC	B	4,590	$16.990
08/10/2011	Paul J. Fribourg	B	6,986	$17.050
08/10/2011	Paul J. Fribourg	B	816	$17.040
08/10/2011	Paul J. Fribourg	B	1,300	$16.960
08/10/2011	Paul J. Fribourg	B	200	$16.950
08/10/2011	Paul J. Fribourg	B	300	$17.030
08/10/2011	Paul J. Fribourg	B	500	$17.020
08/10/2011	Paul J. Fribourg	B	400	$17.000
08/10/2011	Paul J. Fribourg	B	200	$16.995
08/10/2011	Paul J. Fribourg	B	300	$16.980
08/10/2011	Paul J. Fribourg	B	100	$16.975
08/10/2011	Paul J. Fribourg	B	598	$17.045
08/09/2011	CGC	B	1,051	$18.910
08/09/2011	CGC	B	100	$18.912
08/09/2011	CGC	B	500	$18.920
08/09/2011	CGC	B	1,500	$18.930
08/09/2011	CGC	B	600	$18.940
08/09/2011	CGC	B	1,500	$18.950
08/09/2011	CGC	B	400	$18.959
08/09/2011	CGC	B	1,245	$18.960
08/09/2011	CGC	B	100	$18.962
08/09/2011	CGC	B	820	$18.970
08/09/2011	CGC	B	100	$18.975
08/09/2011	CGC	B	3,605	$18.980
08/09/2011	CGC	B	2,700	$18.990

CUSIP No. 690368105	Page 20 of 25 Pages

08/09/2011	CGC	B	2,239	$17.980
08/09/2011	CGC	B	3,061	$17.990
08/09/2011	CGC	B	600	$18.750
08/09/2011	CGC	B	500	$18.752
08/09/2011	CGC	B	100	$18.756
08/09/2011	CGC	B	200	$18.760
08/09/2011	CGC	B	1,100	$18.770
08/09/2011	CGC	B	1,800	$18.780
08/09/2011	CGC	B	500	$18.782
08/09/2011	CGC	B	800	$18.790
08/09/2011	CGC	B	600	$18.798
08/09/2011	CGC	B	1,100	$18.800
08/09/2011	CGC	B	100	$18.805
08/09/2011	CGC	B	4,700	$18.806
08/09/2011	CGC	B	3,330	$18.810
08/09/2011	CGC	B	100	$18.816
08/09/2011	CGC	B	3,410	$18.820
08/09/2011	CGC	B	2,545	$18.830
08/09/2011	CGC	B	805	$18.840
08/09/2011	CGC	B	400	$18.845
08/09/2011	CGC	B	400	$18.850
08/09/2011	CGC	B	700	$18.860
08/09/2011	CGC	B	1,000	$18.870
08/09/2011	CGC	B	100	$18.875
08/09/2011	CGC	B	1,614	$18.880
08/09/2011	CGC	B	2,086	$18.890
08/09/2011	CGC	B	200	$18.895
08/09/2011	CGC	B	3,477	$18.900
08/09/2011	CGC	B	200	$17.720
08/09/2011	CGC	B	100	$17.750
08/09/2011	CGC	B	400	$17.780
08/09/2011	CGC	B	100	$17.782
08/09/2011	CGC	B	200	$17.785
08/09/2011	CGC	B	300	$17.790
08/09/2011	CGC	B	400	$17.800
08/09/2011	CGC	B	400	$17.820
08/09/2011	CGC	B	700	$17.830
08/09/2011	CGC	B	600	$17.840
08/09/2011	CGC	B	100	$17.845
08/09/2011	CGC	B	1,500	$17.850
08/09/2011	CGC	B	100	$17.855
08/09/2011	CGC	B	1,100	$17.860
08/09/2011	CGC	B	1,000	$17.870
08/09/2011	CGC	B	161	$17.880
08/09/2011	CGC	B	200	$17.885
08/09/2011	CGC	B	1,000	$17.890
08/09/2011	CGC	B	100	$17.900
08/09/2011	CGC	B	156	$17.920
08/09/2011	CGC	B	200	$17.928
08/09/2011	CGC	B	783	$17.930
08/09/2011	CGC	B	1,212	$17.940
08/09/2011	CGC	B	1,100	$17.950
08/09/2011	CGC	B	500	$17.955
08/09/2011	CGC	B	1,100	$17.960
08/09/2011	CGC	B	200	$17.965
08/09/2011	CGC	B	400	$17.970
08/09/2011	CGC	B	300	$17.445
08/09/2011	CGC	B	1,400	$17.450
08/09/2011	CGC	B	300	$17.460
08/09/2011	CGC	B	800	$17.470

CUSIP No. 690368105	Page 21 of 25 Pages

08/09/2011	CGC	B	2,105	$17.480
08/09/2011	CGC	B	1,900	$17.490
08/09/2011	CGC	B	200	$17.495
08/09/2011	CGC	B	1,200	$17.500
08/09/2011	CGC	B	1,687	$17.505
08/09/2011	CGC	B	900	$17.510
08/09/2011	CGC	B	100	$17.513
08/09/2011	CGC	B	600	$17.520
08/09/2011	CGC	B	839	$17.530
08/09/2011	CGC	B	500	$17.540
08/09/2011	CGC	B	1,500	$17.550
08/09/2011	CGC	B	900	$17.560
08/09/2011	CGC	B	1,300	$17.570
08/09/2011	CGC	B	100	$17.574
08/09/2011	CGC	B	700	$17.575
08/09/2011	CGC	B	700	$17.580
08/09/2011	CGC	B	669	$17.585
08/09/2011	CGC	B	600	$17.590
08/09/2011	CGC	B	1,731	$17.600
08/09/2011	CGC	B	100	$17.610
08/09/2011	CGC	B	300	$17.620
08/09/2011	CGC	B	100	$17.640
08/09/2011	CGC	B	100	$17.660
08/09/2011	CGC	B	200	$17.710
08/09/2011	CGC	B	100	$16.990
08/09/2011	CGC	B	100	$17.226
08/09/2011	CGC	B	100	$17.230
08/09/2011	CGC	B	100	$17.233
08/09/2011	CGC	B	100	$17.235
08/09/2011	CGC	B	500	$17.250
08/09/2011	CGC	B	919	$17.260
08/09/2011	CGC	B	300	$17.265
08/09/2011	CGC	B	2,600	$17.270
08/09/2011	CGC	B	1,000	$17.280
08/09/2011	CGC	B	400	$17.290
08/09/2011	CGC	B	1,100	$17.300
08/09/2011	CGC	B	500	$17.310
08/09/2011	CGC	B	600	$17.320
08/09/2011	CGC	B	100	$17.340
08/09/2011	CGC	B	200	$17.350
08/09/2011	CGC	B	600	$17.360
08/09/2011	CGC	B	100	$17.365
08/09/2011	CGC	B	1,223	$17.370
08/09/2011	CGC	B	900	$17.375
08/09/2011	CGC	B	301	$17.380
08/09/2011	CGC	B	400	$17.390
08/09/2011	CGC	B	700	$17.400
08/09/2011	CGC	B	1,000	$17.410
08/09/2011	CGC	B	100	$17.420
08/09/2011	CGC	B	200	$17.430
08/09/2011	CGC	B	1,100	$17.440
08/09/2011	CGC	B	300	$17.442
08/09/2011	Paul J. Fribourg	B	2,079	$17.080
08/09/2011	Paul J. Fribourg	B	4,531	$17.100
08/09/2011	Paul J. Fribourg	B	943	$17.070
08/09/2011	Paul J. Fribourg	B	57	$16.990
08/09/2011	Paul J. Fribourg	B	300	$17.040
08/09/2011	Paul J. Fribourg	B	400	$17.060
08/09/2011	Paul J. Fribourg	B	100	$17.035
08/09/2011	Paul J. Fribourg	B	300	$17.040

CUSIP No. 690368105	Page 22 of 25 Pages

08/09/2011	Paul J. Fribourg	B	1,690	$17.090
08/09/2011	Paul J. Fribourg	B	200	$17.010
08/09/2011	Paul J. Fribourg	B	800	$17.045
08/09/2011	Paul J. Fribourg	B	200	$17.075
08/09/2011	Paul J. Fribourg	B	100	$17.085
08/09/2011	Paul J. Fribourg	B	300	$17.095
08/09/2011	Paul J. Fribourg	B	200	$17.500
08/09/2011	Paul J. Fribourg	B	500	$17.470
08/09/2011	Paul J. Fribourg	B	2,100	$17.480
08/09/2011	Paul J. Fribourg	B	100	$17.505
08/09/2011	Paul J. Fribourg	B	100	$17.515
08/09/2011	Paul J. Fribourg	B	400	$17.540
08/09/2011	Paul J. Fribourg	B	100	$17.510
08/09/2011	Paul J. Fribourg	B	600	$17.530
08/09/2011	Paul J. Fribourg	B	100	$17.525
08/09/2011	Paul J. Fribourg	B	300	$17.450
08/09/2011	Paul J. Fribourg	B	200	$17.575
08/09/2011	Paul J. Fribourg	B	200	$17.585
08/09/2011	Paul J. Fribourg	B	100	$17.580
08/09/2011	Paul J. Fribourg	B	200	$17.565
08/09/2011	Paul J. Fribourg	B	100	$17.590
08/09/2011	Paul J. Fribourg	B	200	$17.390
08/09/2011	Paul J. Fribourg	B	200	$17.430
08/09/2011	Paul J. Fribourg	B	100	$17.445
08/09/2011	Paul J. Fribourg	B	200	$17.460
08/09/2011	Paul J. Fribourg	B	200	$17.410
08/09/2011	Paul J. Fribourg	B	1,100	$17.440
08/09/2011	Paul J. Fribourg	B	1,300	$17.400
08/09/2011	Paul J. Fribourg	B	1,700	$17.490
08/09/2011	Paul J. Fribourg	B	100	$17.485
08/09/2011	Paul J. Fribourg	B	500	$17.550
08/09/2011	Paul J. Fribourg	B	100	$17.560
08/09/2011	Paul J. Fribourg	B	200	$17.390
08/08/2011	CGC	B	200	$18.870
08/08/2011	CGC	B	200	$18.890
08/08/2011	CGC	B	400	$18.905
08/08/2011	CGC	B	300	$18.910
08/08/2011	CGC	B	600	$18.920
08/08/2011	CGC	B	200	$18.930
08/08/2011	CGC	B	200	$18.940
08/08/2011	CGC	B	472	$18.950
08/08/2011	CGC	B	400	$18.960
08/08/2011	CGC	B	100	$18.962
08/08/2011	CGC	B	400	$18.970
08/08/2011	CGC	B	900	$18.980
08/08/2011	CGC	B	200	$18.982
08/08/2011	CGC	B	100	$19.985
08/08/2011	CGC	B	1,400	$18.990
08/08/2011	Paul J. Fribourg	B	2,011	$19.490
08/08/2011	Paul J. Fribourg	B	488	$19.480
08/08/2011	Paul J. Fribourg	B	5,901	$19.500
08/08/2011	Paul J. Fribourg	B	1,600	$19.495
08/08/2011	Paul J. Fribourg	B	429	$18.970
08/08/2011	Paul J. Fribourg	B	100	$18.985
08/08/2011	Paul J. Fribourg	B	9,471	$19.000
08/08/2011	Paul J. Fribourg	B	100	$18.980
08/08/2011	Paul J. Fribourg	B	300	$18.995
08/08/2011	Paul J. Fribourg	B	100	$18.990
08/04/2011	Paul J. Fribourg	B	250	$19.850
08/04/2011	Paul J. Fribourg	B	400	$19.820

CUSIP No. 690368105	Page 23 of 25 Pages

08/04/2011	Paul J. Fribourg	B	800	$19.7600
08/04/2011	Paul J. Fribourg	B	100	$19.780
08/04/2011	Paul J. Fribourg	B	1,200	$19.680
08/04/2011	Paul J. Fribourg	B	500	$19.750
08/04/2011	Paul J. Fribourg	B	250	$19.700
08/04/2011	Paul J. Fribourg	B	100	$19.670
08/04/2011	Paul J. Fribourg	B	900	$19.810
08/04/2011	Paul J. Fribourg	B	100	$19.805
08/04/2011	Paul J. Fribourg	B	1,700	$19.800
08/04/2011	Paul J. Fribourg	B	700	$19.790
08/04/2011	Paul J. Fribourg	B	400	$19.7700
08/04/2011	Paul J. Fribourg	B	900	$19.740
08/04/2011	Paul J. Fribourg	B	100	$19.735
08/04/2011	Paul J. Fribourg	B	100	$19.690
08/04/2011	Paul J. Fribourg	B	1,500	$19.710
08/04/2011	Michael J. Zimmerman	B	5,000	$19.500
08/03/2011	CGC	B	4,900	$19.970
08/03/2011	CGC	B	100	$19.971
08/03/2011	CGC	B	200	$19.975
08/03/2011	CGC	B	2,300	$19.980
08/03/2011	CGC	B	300	$19.982
08/03/2011	CGC	B	8,001	$19.990
08/03/2011	CGC	B	295	$20.000
08/03/2011	CGC	B	14	$20.500
08/03/2011	CGC	B	200	$19.820
08/03/2011	CGC	B	600	$19.825
08/03/2011	CGC	B	300	$19.840
08/03/2011	CGC	B	100	$19.855
08/03/2011	CGC	B	200	$19.860
08/03/2011	CGC	B	100	$19.866
08/03/2011	CGC	B	100	$19.870
08/03/2011	CGC	B	300	$19.874
08/03/2011	CGC	B	900	$19.880
08/03/2011	CGC	B	400	$19.881
08/03/2011	CGC	B	100	$19.885
08/03/2011	CGC	B	2,111	$19.890
08/03/2011	CGC	B	400	$19.895
08/03/2011	CGC	B	1,500	$19.900
08/03/2011	CGC	B	500	$19.902
08/03/2011	CGC	B	500	$19.905
08/03/2011	CGC	B	2,710	$19.910
08/03/2011	CGC	B	190	$19.915
08/03/2011	CGC	B	1,940	$19.920
08/03/2011	CGC	B	100	$19.925
08/03/2011	CGC	B	1,300	$19.930
08/03/2011	CGC	B	800	$19.932
08/03/2011	CGC	B	100	$19.933
08/03/2011	CGC	B	495	$19.940
08/03/2011	CGC	B	200	$19.945
08/03/2011	CGC	B	1,350	$19.950
08/03/2011	CGC	B	2,125	$19.960
08/03/2011	CGC	B	200	$19.965
08/03/2011	Charles A. Fribourg	B	1	$20.000
08/03/2011	CGC	B	269	$19.640
08/03/2011	CGC	B	800	$19.645
08/03/2011	CGC	B	1,303	$19.650
08/03/2011	CGC	B	200	$19.661
08/03/2011	CGC	B	100	$19.680
08/03/2011	CGC	B	200	$19.685
08/03/2011	CGC	B	1,000	$19.690

CUSIP No. 690368105	Page 24 of 25 Pages

08/03/2011	CGC	B	400	$19.700
08/03/2011	CGC	B	100	$19.705
08/03/2011	CGC	B	300	$19.710
08/03/2011	CGC	B	300	$19.720
08/03/2011	CGC	B	300	$19.721
08/03/2011	CGC	B	700	$19.725
08/03/2011	CGC	B	200	$19.730
08/03/2011	CGC	B	200	$19.735
08/03/2011	CGC	B	200	$19.740
08/03/2011	CGC	B	100	$19.745
08/03/2011	CGC	B	2,900	$19.750
08/03/2011	CGC	B	300	$19.760
08/03/2011	CGC	B	200	$19.770
08/03/2011	CGC	B	200	$19.780
08/03/2011	CGC	B	500	$19.785
08/03/2011	CGC	B	900	$19.790
08/03/2011	CGC	B	700	$19.795
08/03/2011	CGC	B	600	$19.800
08/03/2011	CGC	B	1,100	$19.805
08/03/2011	CGC	B	400	$19.810
08/03/2011	CGC	B	100	$19.815
08/02/2011	CGC	B	200	$21.995
08/02/2011	CGC	B	29,432	$22.000
08/02/2011	CGC	B	700	$21.700
08/02/2011	CGC	B	500	$21.710
08/02/2011	CGC	B	400	$21.730
08/02/2011	CGC	B	200	$21.740
08/02/2011	CGC	B	300	$21.750
08/02/2011	CGC	B	500	$21.760
08/02/2011	CGC	B	100	$21.770
08/02/2011	CGC	B	100	$21.820
08/02/2011	CGC	B	400	$21.830
08/02/2011	CGC	B	700	$21.840
08/02/2011	CGC	B	100	$21.870
08/02/2011	CGC	B	100	$21.872
08/02/2011	CGC	B	200	$21.880
08/02/2011	CGC	B	100	$21.888
08/02/2011	CGC	B	100	$21.900
08/02/2011	CGC	B	1,000	$21.920
08/02/2011	CGC	B	300	$21.928
08/02/2011	CGC	B	100	$21.930
08/02/2011	CGC	B	200	$21.937
08/02/2011	CGC	B	100	$21.950
08/02/2011	CGC	B	900	$21.960
08/02/2011	CGC	B	1,200	$21.965
08/02/2011	CGC	B	300	$21.966
08/02/2011	CGC	B	600	$21.970
08/02/2011	CGC	B	400	$21.975
08/02/2011	CGC	B	1,400	$21.980
08/02/2011	CGC	B	200	$21.985
08/02/2011	CGC	B	3,000	$21.990
08/02/2011	CGC	B	1,578	$20.860
08/02/2011	CGC	B	900	$20.870
08/02/2011	CGC	B	100	$20.875
08/02/2011	CGC	B	300	$20.880
08/02/2011	CGC	B	300	$20.881
08/02/2011	CGC	B	1,700	$20.890
08/02/2011	CGC	B	1,600	$20.900
08/02/2011	CGC	B	3,600	$20.910
08/02/2011	CGC	B	200	$20.915

CUSIP No. 690368105	Page 25 of 25 Pages

08/02/2011	CGC	B	2,900	$20.920
08/02/2011	CGC	B	1,995	$20.930
08/02/2011	CGC	B	2,200	$20.940
08/02/2011	CGC	B	700	$20.950
08/02/2011	CGC	B	1,700	$20.960
08/02/2011	CGC	B	200	$20.965
08/02/2011	CGC	B	1,600	$20.970
08/02/2011	CGC	B	100	$20.972
08/02/2011	CGC	B	2,534	$20.980
08/02/2011	CGC	B	400	$20.981
08/02/2011	CGC	B	200	$20.985
08/02/2011	CGC	B	6,503	$20.990
08/02/2011	CGC	B	200	$21.550
08/02/2011	CGC	B	100	$21.590
08/02/2011	CGC	B	100	$21.620
08/02/2011	CGC	B	100	$21.630
08/02/2011	CGC	B	200	$21.670
08/02/2011	CGC	B	300	$21.80
08/02/2011	CGC	B	540	$21.690
08/02/2011	Charles A. Fribourg	B	87	$20.960
08/02/2011	Charles A. Fribourg	B	400	$20.970
08/02/2011	Charles A. Fribourg	B	100	$20.980
08/02/2011	Charles A. Fribourg	B	4,177	$20.990
08/02/2011	Charles A. Fribourg	B	900	$21.950
08/02/2011	Charles A. Fribourg	B	900	$21.985
08/02/2011	Charles A. Fribourg	B	2,739	$21.990
08/02/2011	Charles A. Fribourg	B	18	$22.630
08/02/2011	Charles A. Fribourg	B	200	$22.84
08/02/2011	Charles A. Fribourg	B	100	$22.858
08/02/2011	Charles A. Fribourg	B	479	$22.890
08/02/2011	Charles A. Fribourg	B	100	$22.900
08/02/2011	Charles A. Fribourg	B	200	$22.910
08/02/2011	Charles A. Fribourg	B	245	$22.930
08/02/2011	Charles A. Fribourg	B	100	$22.950
08/02/2011	Charles A. Fribourg	B	1,480	$22.980
08/02/2011	Charles A. Fribourg	B	1,420	$22.990
08/02/2011	Charles A. Fribourg	B	3,100	$20.790
08/02/2011	Charles A. Fribourg	B	2,395	$20.800
08/02/2011	Charles A. Fribourg	B	300	$20.801
08/02/2011	Charles A. Fribourg	B	2,600	$20.805
08/02/2011	Charles A. Fribourg	B	900	$20.810
08/02/2011	Charles A. Fribourg	B	300	$20.820
08/02/2011	Charles A. Fribourg	B	200	$20.830
08/02/2011	Charles A. Fribourg	B	1,200	$20.840
08/02/2011	Charles A. Fribourg	B	700	$20.845
08/02/2011	Charles A. Fribourg	B	100	$20.846
08/02/2011	Charles A. Fribourg	B	4,446	$20.850
08/01/2011	Charles A. Fribourg	B	1	$23.800